August 24, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
Super League Gaming, Inc.

Registration Statement on Form S-1
File No. No. 333-248248

Acceleration Request
Requested Date:                                           August 26, 2020
Requested Time:                                           4:00 p.m. Eastern Time (US)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the underwriters, hereby join in the request of Super League Gaming, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time (US), on August 26, 2020, or at such later time as the Company or its outside counsel, Disclosure Law Group, a Professional Corporation, may request via a telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed approximately 42 copies of the Preliminary Prospectus dated August 21, 2020 through the date hereof, to underwriters, dealers, institutions and others.

The undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, Acting on behalf of itself and the several Underwriters NATIONAL SECURITIES CORPORATION By: /s/ Jonathan C. Rich Name: Jonathan C. Rich Title: EVP - Head of Investment Banking